UNITED STATES		OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION		OMB Number:  3235-0058
WASHINGTON, D.C.  20549		Estimated average burden
		Hours per response . . . . . . 2.50
FORM 12b-25		SEC FILE NUMBER  2-82655
CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One):	    X   Form 10-K	Form 20-F	Form 11-K
	Form 10-Q	Form N-SAR

	For Period Ended:	December 31, 1998
		Transition Report on Form 10-K
		Transition Report on Form 20-F
		Transition Report on Form 11-K
		Transition Report on Form 10-Q
		Transition Report on Form N-SAR
	For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

Full Name of Registrant
InterWest Medical Corporation
Former Name if Applicable	Not Applicable

Address or Principal Executive Office (Street and Number)
3221 Hulen Street, Suite C
City, State and Zip Code
Fort Worth, TX  76107-6193

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	c.	The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III - NARRATIVE

Stage below in reasonable detail the reasons why the Form 10-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

Independent accountant is unable to complete audit and furnish opinion by the prescribed due date of Form 10-K.

SEC 1344 (11-91)

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.
	Arch B. Gilbert, President	817	731-2743
	(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
no, identify report(s). 	X   Yes		No

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?  		Yes	X   No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

InterWest Medical Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 26,1999	By	Arch B. Gilbert, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General
Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
Commission, Washington, D.C.  20549, in accordance with Rule 0-3 of the
General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers.  This form shall not be used by electronic filers unable to timely file a rpeort solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation
S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of
Regulation S-T.


March 26, 1999





United States Securities
     And Exchange Commission
Washington, D.C.  20549

Re:	Form 10-K
	InterWest Medical Corporation
	Commission File No. 2-82655

Dear Sir:

We are unable to complete our audit of the above registrant and unable to furnish our opinion on the registrant's financial statements for the year ended December 31, 1998 within the prescribed time period.

We anticipate completion of our audit and furnishing our opinion on InterWest Medical Corporation's financial statements for the year ended December 31, 1998 by April 14, 1999.

Sincerely,

WEAVER AND TIDWELL, L.L.P.



Tommy Lawler

TDL:cm